JOHN HANCOCK TRUST
Termination of
Series of John Hancock Trust
     The undersigned, constituting a majority of the Trustees of John Hancock Trust, a Massachusetts business trust (the “Trust”), acting pursuant to power conferred on the Trustees by the Agreement and Declaration of Trust of the Trust dated September 29,1988, do hereby terminate and abolish the series of the Trust set forth below and the establishment and designation thereof.
U.S. Global Leaders Growth Trust
Growth & Income Trust
Quantitative Mid Cap Trust
Dynamic Growth Trust

     In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 9th of May, 2008.

/s/Charles L. Bardelis Charles L. Bardelis	/s/James R. Boyle James R. Boyle

/s/Peter S. Burgess Peter S. Burgess	/s/Elizabeth Cook Elizabeth Cook

/s/Hassell H. McClellan Hassell H. McClellan	/s/James M. Oates James M. Oates

/s/F. David Rolwing F. David Rolwing
The Agreement and Declaration of Trust of the Trust, dated September 29, 1988, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust, or the particular Series of Shares in question, as the case may be.